GGL DIAMOND CORP.

May 12, 2006.

82-1209

PRESS RELEASE

SUPPL

Kimberlite sheets encountered
On New Century claims, NWT, Canada

Vancouver, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL), is pleased to provide an update on the spring core drilling program on the Doyle and New Century claims in the southeastern region of the Slave Craton in Canada's Northwest Territories.

GGL commenced its spring exploration program in mid-April. Ground geophysical surveys have been conducted over 16 targets and three targets, Anomaly DO05-A245, New Century, and T-Bone, have been drill tested.

Kimberlite sheets with thicknesses of up to 50 centimetres were intercepted in one vertical and one inclined (at 55 degrees) hole while testing Anomaly DO05-A245, 400-600 metres from the diamondiferous MZ kimberlite dyke. The first hole (DDH-DO06-211) drilled into this anomaly encountered at least ten sheets of macrocryst kimberlite, ranging in thickness between 20-54 centimetres, and occurred between 27.0 metres to approximately 47.0 metres. The hole ended at 101 metres in massive granite.

A second core hole into Anomaly DO05-A245, located 325 metres SE of drill hole DO06-211, encountered two sheets of macrocrystic kimberlite, ranging in thickness between 10-12 centimetres (true). Kimberlite occurrences in these holes appear to be associated with calcite alteration and hematite alteration of the granitic host rocks.

The New Century target is a 200-metre diameter, lake-based, electromagnetic anomaly with associated kimberlite indicators trending from the area. One vertical hold drilled to 104 metres encountered hematitic alteration of the granitic host rocks, which suggests that additional drilling will be required to test this target. The New Century Project was acquired from De Beers Canada Inc., Mountain Province Diamonds Inc. and Camphor Ventures Inc. in early 2006. GGL owns 100% interest in the property, subject to a total royalty of 1.5% of net returns.

The lake-based T-Bone target on the LA 4 claim, recently returned to GGL ownership (News Release, March 20, 2006), was identified by a gravity signature with associated kimberlite indicators trailing from this area. Two inclined drill holes for a total of 255 metres were drilled. The hole encountered "brick-red" hematite alteration of the granitic host rocks as the anomaly was approached, but failed to intercept kimberlite. The source of the kimberlite indicator trains remains unexplained.

dlw 5/19

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
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Drilling on the property is ongoing and at least three to five ice-dependent lake-based targets are planned for testing.

This program is being operated by GGL, under the supervision of Chris Hrkac out of the Company's Bob Camp and Torrie Chartier, M.Sc., P.Geol., a consultant to GGL and a qualified person as defined by National Instrument 43-101.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.